Exhibit 4.3

MARCUM MEDIA LLC
infomercial marketing

Media Purchase & Consulting Agreement

This agreement is between Marcum Media, LLC located at 11811 N. Tatum Blvd, Suite P-155, Phoenix, AZ 85028 hereby referred to as "MM" and AmerElite Solutions, located at 2429 S 51" Ave, Suite 101, Phoenix, AZ 85043 hereby referred to as "Client". The nature of this agreement is to enter into a media buyer/consultant-client relationship between MM and said Client for Client's direct response marketing campaign.

In consideration of the agreement set forth herein, the parties agree to the following:

Consultation Services:

1.
Client agrees to pay MM a 810,000 Retainer Fee for Consulting Services creation and launch of the Collesence national TV campaign. MM will provide consultation that may include, but is not limited to product marketability, price point testing, campaign cost-effectiveness, campaign feasibility, script review, talent selection, show production, regulatory compliance as well as selection and coordination with necessary infrastructure vendors: inbound telemarketing, product fulfillment, credit card processing, and customer service.

Media Placement Services:

1.	Client agrees to have MM exclusively buy 30-minute infomercial media for their products on a variety of cable networks and broadcast stations for the life of this Agreement.

2.
MM will buy media based on availability and shall purchase schedules on a weekly, monthly and/or quarterly basis. If schedule calls for a non-cancellation clause, Client must comply with such clause, Client must give standard two weeks cancellation to MM on all stations and networks.

3.
MM will create schedules for Client. Schedules will be done in two phases: test and, if successful, rollout. During the rollout phase, nm will review and schedule allocations on all available networks and stations, including those requiring AOR. Client will approve of all media and budgets.

4.	MM will review and analyze media on a daily basis and prepare media reports for Client based on weekly results.

5.
Payments: Client will pay MM for its media placement services at the standard commissionable agency rate of 15% for Test Phase and 7.5% for rollout. Commission will be deducted from the gross rate quoted by station. All media requires a two (2) week in advance payment. Therefore, MM must receive the funds two (2) weeks prior to scheduled start date. Consulting Fee of $10K is refundable at rollout with media spending of $100K or more per week.

6.	Collections: reasonable collection costs will be incurred by Client on default.

7.
Cancellations: Client must notify MM if it wishes to cancel any particular program scheduled by MM. Such notice must be received by MM no later than two full work weeks prior to the date upon which such Program was originally scheduled to air. If such notice is not received in a timely manner, then MM will not be responsible for its failure to cancel airing of such Program. but Client will still be responsible for payments to MM of all moneys owed to it for media purchases made on Client's behalf.

8.
Term and Termination: this agreement shall be effective as of the date of execution hereof and shall remain in effect for a period of one year, unless sooner terminated. At any time during the term hereof, either MM or Client shall have the right to terminate this Agreement for any reason, without penalty. In the event of such termination, neither party will have any further responsibility to the other part, except that client will be responsible for payment to MM of all moneys owed to it for media purchases made on Client's behalf.

We look forward to working with you and building a strong relationship in the promotion of your products.

AmerElite Solutions

/s/ Rob Knapp	Date	12/6/05
Rob Knapp, President